Burke and Boyer, Inc.

Financial Statements

December 31, 2020 and 2019

Unaudited

The Otaigbe Group

+1(703) 963-5195
support@otaigbe.com
www.otaigbe.com
9720 Capital Court Suite #100
Manassas, VA 20112

Independent Accountant's Review Report

The Board of Directors
Burke & Boyer, Inc. (DBA Corvidane)
122 Greenwich Ave.
New York, NY 10011

We have reviewed the accompanying financial statements of Burke & Boyer, Inc (DBA Corvidane), which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Burke & Boyer, Inc (DBA Corvidane) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
December 22, 2021

The Otaigbe Group

Corvidane
Balance Sheet
As of December 31, 2020

	Jan - Dec 2019	Jan - Dec 2020
ASSETS		
Current Assets		
Bank Accounts		
ING Business	12,363.99	2,719.20
SVB Checking 0727	487.45	18.36
Total Bank Accounts	**$ 12,851.44**	**$ 2,737.56**
Total Current Assets	**$ 12,851.44**	**$ 2,737.56**
Fixed Assets		
Accumulated Amortization	-4,565.63	-6,757.13
Patents	59,588.82	73,398.64
Total Fixed Assets	**$ 55,023.19**	**$ 66,641.51**
TOTAL ASSETS	**$ 67,874.63**	**$ 69,379.07**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	12,474.89	25,671.49
Total Accounts Payable	**$ 12,474.89**	**$ 25,671.49**
Credit Cards		
American Express		0.00
American Express 1003	2,656.98	2,885.59
American Express 1008	15,121.44	14,277.52
Total American Express	**$ 17,778.42**	**$ 17,163.11**
Bank of America CC		0.00
Bank of America (5982)	2,280.39	10,910.94
Bank of America (9572)	11,565.67	9,098.62
Total Bank of America CC	**$ 13,846.06**	**$ 20,009.56**
Barclay CC	5,869.91	5,154.26
Chase Business CC	8,604.55	7,237.85
Citi Business	6,181.17	5,370.70
Total Credit Cards	**$ 52,280.11**	**$ 54,935.48**
Total Current Liabilities	**$ 64,755.00**	**$ 80,606.97**
Total Liabilities	**$ 64,755.00**	**$ 80,606.97**
Equity		
Common Stock	1.00	1.00
Paid-In Capital	59,675.62	78,993.06
Retained Earnings	-16,833.09	-56,556.99
Net Income	-39,723.90	-33,664.97
Total Equity	**$ 3,119.63**	**-$ 11,227.90**
TOTAL LIABILITIES AND EQUITY	**$ 67,874.63**	**$ 69,379.07**

Corvidane
Profit and Loss
January - December 2020

	Total	
	Jan - Dec 2020	Jan - Dec 2019 (PY)
Income		
Total Income		
Gross Profit	**$ 0.00**	**$ 0.00**
Expenses		
Advertising & Marketing	1,754.78	1,486.87
Bank Charges & Fees	937.19	848.52
Charitable Contributions	105.00	
Conferences	895.95	3,266.80
Dues & Subscriptions	877.60	1,102.15
Fuel	182.07	
Interest Paid	9,364.23	10,557.41
Legal & Professional Services	17,288.01	11,172.47
Meals & Entertainment	533.07	3,461.96
Office Supplies & Software	3,314.06	1,887.80
Travel	716.88	3,174.66
Total Expenses	**$ 35,968.84**	**$ 36,958.64**
Net Operating Income	**-$ 35,968.84**	**-$ 36,958.64**
Other Income		
Other Income	5,732.91	
Total Other Income	**$ 5,732.91**	**$ 0.00**
Other Expenses		
Amortization Expense	2,191.50	2,191.50
Foreign Currency Adjustment	-372.56	573.76
Loss on Impairment	1,610.10	
Total Other Expenses	**$ 3,429.04**	**$ 2,765.26**
Net Other Income	**$ 2,303.87**	**-$ 2,765.26**
Net Income	**-$ 33,664.97**	**-$ 39,723.90**

Statement of Chages in Stockholders' Equity

Years Ended December 31, 2019 and December 31, 2020

Authorized shares: 100
Par value: $0.01

	w/p ref	Common Stock $0.01 Par Value (w/p 03.02) Shares		Amount		Additional Paid in Capital		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit		Total Stockholders' Equity	
Balance, December 31, 2018		**100**		**$ 1**		**$ 11,476**		**$ -**	**$ (16,833)**		**$ (5,356)**	
2019 Additional Paid In Capital - Damian Boyer						48,200					48,200	
2019 FX Gain (loss)								574			574	
2019 Net Income (loss)									(40,298)		(40,298)	
Balance, December 31, 2019		**100**	BS	**$ 1**	BS	**$ 59,676**	BS	**$ 574**	**$ (57,131)**	BS	**$ 3,120**	BS
2020 Additional Paid In Capital - Damian Boyer						19,317					19,317	
2020 FX Gain (loss)								(373)			(373)	
2020 Net Income (loss)									(33,292)		(33,292)	
Balance, December 31, 2020		**100**	BS	**$ 1**	BS	**$ 78,993**	BS	**$ 201**	**$ (90,423)**	BS	**$ (11,228)**	BS

Corvidane
Statement of Cash Flows
December 31st

		2019		2020
NET INCOME (LOSS)	$	(39,724)	$	(33,665)
OPERATING ACTIVITIES				
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation & Amortization		2,192		2,192
Accounts Payable and Accruals		1,121		13,198
CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES:	$	(36,412)	$	(18,276)
INVESTING ACTIVITIES				
Patents		(4,405)		(13,810)
CASH PROV BY (USED IN) INVENTORY ACTIVITIES:	$	(4,405.00)	$	(13,810.00)
FINANCING ACTIVITIES				
Credit Card Proceeds (Payments)		5,468		2,655
Additional Paid-In Capital		48,200		19,317
CASH PROVIDED BY (USED IN) FINANCE ACTIVITIES:	$	53,668	$	21,973
NET INCREASE (DECREASE) IN CASH	$	12,851	$	(10,113)
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2018		-		12,851
CASH AND CASH EQUIVALENTS AT DECEMBER 31		12,851		2,738
Cash per Balance Sheet		12,851		2,738
Difference		0		(0)

Burke & Boyer, Inc (DBA Corvidane)
Notes to the Unaudited Financial Statements
December 31st, 2019 and 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Burke & Boyer, Inc. ("the Company") was incorporated in New York on July 1st 2014. On November 13th, 2017, the Company adopted the assumed name (DBA) of BBN Cardio Therapeutics. On February 3rd, 2020, the Company changed its DBA to Corvidane. The Company is developing a drug to treat Atherosclerosis and Nonalcoholic SteatoHepatitis using a patented composition. The Company's objective is to develop the drug for sale or license to a large pharmaceutical company.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Burke

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the
contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will generally fulfill its performance obligations and recognizes revenue upon the shipment of sold goods to the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Intangible Assets

Intangible assets consist of costs associated with patent applications. The Company has been awarded one United States patent for Monounsaturated fatty acid composition and use for treating atherosclerosis which relates to high concentrations of monounsaturated fatty acids compositions having low melting points and high iodine values for treating atherosclerotic plaques. The Company also has six International patent pending applications for Monounsaturated fatty acid composition and use for treating atherosclerosis in Japan, Brazil, Canada, China, Europe, and India. Costs related to the patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method. Costs related to patents pending are assessed for impairment by management on an annual basis. Cost related to patents pending are deemed impaired upon the rejection of the patent application, or when management believes that the patent is unlikely to be awarded. As of December 31, 2020, the company abandoned the patent application filed in Mexico, and impaired related capitalized expenses in the amount of $1,610. No impairment was deemed necessary as of December 31, 2019. Total amortization expense for the awarded patents for the years ended December 31, 2020 and 2019 was $2,191 and $2,191, respectively.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (the "New Revenue Standard"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to either transfer goods or services. It supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The standard's core principle is that a Company should recognize certain revenues at the time the Company has completed its remaining performance obligation related to the funds. The adoption of this pronouncement did not result in any adjustments as the Company has not generated revenue from its inception through December 31, 2020.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During December 31, 2020 and 2019, the Company's majority shareholder contributed additional paid-in capital of $19,317 and $48,200, respectively. No additional shares of stock were granted to the shareholder in return for the additional paid-in capital.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 - EQUITY

As of December 31, 2020 and 2019, the company had authorized 100 shares of common stock with par value of $0.01. 100 shares were issued and outstanding as of December 31, 2020 and 2019.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July ___, 2021, the date these financial statements were available to be issued.

On January 13th, 2021, the Company entered into a Co-Development and Collaboration Agreement with a biotech and pharmaceutical accelerator. In return of various services to be provided by the accelerator, and the satisfaction of certain milestones, under the agreement, the accelerator shall receive an option to purchase shares of the Company representing in the aggregate 15% of the Company's issued and outstanding common stock as of the execution of the agreement.

On March 10, 2021, the Company was granted Japanese patent number JP2017532381A for the Monounsaturated fatty acid composition and use for treating atherosclerosis.

On April 30th, 2021, the Company amended its Articles of Incorporation to increase the authorized capital stock of the Corporation from One Hundred (100) shares of Common Stock, with a par value of $0.01 per share, to Three Million (3,000,000) shares of Common Stock, with a par value of $0.000001 per share. Concurrently to the amendment, the Company effect a 1 for 10,000 forward stock split, whereby each issued and outstanding share of Common Stock, with a par value of $0.01 per share, shall be reclassified and changed into Ten Thousand shares of Common Stock, with a par value of $0.000001 per share. Upon the execution of the forward split a total of One Million (1,000,000) shares of Common Stock, with a par value of $0.000001 per share, were be issued and outstanding.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.